Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH, 31, 2021

AND FOR THE THREE-MONTH PERIOD THEN ENDED AS OF MARCH, 31, 2021

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. (hereinafter called “the Company”) and its subsidiaries, including the consolidated statement of financial position at March 31, 2021, the consolidated statement of comprehensive income for the three-month period ended March 31, 2021, the consolidated statements of changes in equity and of cash flows for the three-month period then ended, and the selected explanatory notes.

The balances and other information for the fiscal year 2020 and its interim periods is an integral part of the Financial Statements mentioned above; therefore, they must be considered in connection with those Financial Statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - City Autonomous of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. is a member firm of the global network of PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate legal entity that does not act as a proxy for PwCIL or any other network member firm.

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Conclusion

On the basis of our review, nothing has come to our attention that make us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)   the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)   the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

c)    we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)   as of March 31, 2021 the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 151.1 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, May 11, 2021.

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CTB	Central Térmica Barragán S.A
Ecuador TLC	Ecuador TLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulator of Gas
ENRE	National Regulatory Authority of Electricity
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
MLC	Foreign Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleductos de Crudo Pesados Ltd
PACOSA	Pampa Comercializadora S.A.
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.$. Dollar

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended March 31, 2021

presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

	Note	03.31.2021	03.31.2020

Revenue	8	28,635	18,036
Cost of sales	9	(16,353)	(11,161)
Gross profit		12,282	6,875

Selling expenses	10.1	(542)	(599)
Administrative expenses	10.2	(2,016)	(1,536)
Exploration expenses	10.3	(7)	(4)
Other operating income	10.4	976	709
Other operating expenses	10.4	(3,050)	(458)
Impairment of property, plant and equipment, intangible assets and inventories		-	(4,316)
Impairment of financial assets		(103)	(69)
Share of profit from associates and joint ventures	5.2.2	2,226	2,069
Operating income		9,766	2,671

Finance income	10.5	165	142
Finance costs	10.5	(3,986)	(2,643)
Other financial results	10.5	(2,061)	(409)
Financial results, net		(5,882)	(2,910)
Profit before income tax		3,884	(239)
Income tax	10.6	(715)	439
Profit of the period from continuing operations		3,169	200
Profit of the period from discontinued operations	5.1	525	743
Profit of the period		3,694	943

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		10,256	6,435
Items that may be reclassified to profit or loss
Exchange differences on translation		1,165	62
Other comprehensive income of the period from continuing operations		11,421	6,497
Other comprehensive income of the year from discontinued operations	5.1	4,435	4,722
Other comprehensive income of the period		15,856	11,219
Total comprehensive income of the period		19,550	12,162

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2021

presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

	Note	03.31.2021	03.31.2020
Total income of the period attributable to:
Owners of the company		3,152	775
Non - controlling interest		542	168
		3,694	943

Total income of the period attributable to owners of the Company:
Continuing operations		3,150	360
Discontinued operations		2	415
		3,152	775

Total comprehensive income of the period attributable to:
Owners of the Company		15,317	9,795
Non - controlling interest		4,233	2,367
		19,550	12,162

Total comprehensive income of the period attributable to owners of the Company:
Continuing operations		14,530	4,658
Discontinued operations		787	5,137
		15,317	9,795

Earnings per share attributable to the equity holders of the Company during the period
Basic and diluted earnings per share from continuing operations	13.2	2.17	0.22
Basic and diluted earnings per share from discontinued operations	13.2	0.00	0.25
Total basic and diluted earnings per share	13.2	2.17	0.47

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2021	12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	147,018	135,445
Intangible assets	11.2	3,754	3,455
Right-of-use assets		926	867
Deferred tax assets	11.3	9,230	9,082
Investments in joint ventures and associates	5.2.2	56,571	46,229
Financial assets at amortized cost	12.1	9,222	8,428
Financial assets at fair value through profit and loss	12.2	1,030	942
Other assets		60	57
Trade and other receivables	12.3	3,302	3,631
Total non-current assets		231,113	208,136

CURRENT ASSETS
Inventories	11.4	12,471	9,766
Financial assets at amortized cost	12.1	1,144	2,062
Financial assets at fair value through profit and loss	12.2	28,340	27,382
Derivative financial instruments		8	1
Trade and other receivables	12.3	31,622	28,678
Cash and cash equivalents	12.4	9,254	11,900
Total current assets		82,839	79,789
Assets classified as held for sale	5.1	141,419	123,603
Total assets		455,371	411,528

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of March 31, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2021	12.31.2020
SHAREHOLDERS´ EQUITY
Share capital	13	1,451	1,451
Share capital adjustment		7,605	7,605
Share premium		19,950	19,950
Treasury shares		4	4
Treasury shares adjustment		24	24
Treasury shares cost		(2,363)	(235)
Legal reserve		3,703	3,703
Voluntary reserve		60,899	60,899
Other reserves		(693)	(759)
Retained earnings		35,279	(1,825)
Other comprehensive income		7,643	29,430
Equity attributable to owners of the company		133,502	120,247
Non-controlling interest		32,864	28,631
Total equity		166,366	148,878

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.2.2	168	161
Provisions	11.5	12,805	9,326
Income tax	11.6	11,540	11,004
Taxes payables		128	128
Deferred tax liabilities	11.3	-	93
Defined benefit plans		1,710	1,460
Borrowings	12.5	126,169	115,428
Trade and other payables	12.6	1,542	1,418
Total non-current liabilities		154,062	139,018

CURRENT LIABILITIES
Provisions	11.5	1,502	1,379
Income tax	11.6	556	897
Taxes payables		3,751	3,030
Defined benefit plans		289	298
Salaries and social security payable		1,316	1,935
Derivative financial instruments		5	40
Borrowings	12.5	17,577	20,377
Trade and other payables	12.6	11,074	9,778
Total current liabilities		36,070	37,734
Liabilities associated to assets classified as held for sale	5.1	98,873	85,898
Total liabilities		289,005	262,650
Total liabilities and equity		455,371	411,528

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262
Constitution of legal and voluntary reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock compensation plans	1	3	(12)	(1)	(3)	45	-	-	(16)	-	-	17	-	17
Acquisition of own shares	(86)	-	401	86	-	(2,554)	-	-	-	-	-	(2,153)	(481)	(2,634)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	775	775	168	943
Other comprehensive income for the three-month period	-	-	-	-	-	-	-	-	-	3,455	5,565	9,020	2,199	11,219
Balance as of March 31, 2020	1,592	9,829	19,959	156	24	(5,036)	1,753	17,727	(787)	19,123	58,184	122,524	31,283	153,807

Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,950	49,894	-	-	(51,844)	-	-	-
Capital reduction	-	-	-	(293)	(2,224)	9,239	-	(6,722)	-	-	-	-	(1,546)	(1,546)
Stock compensation plans	-	-	-	-	-	-	-	-	28	-	-	28	-	28
Acquisition of own shares	(141)	(2,224)	(9)	141	2,224	(4,438)	-	-	-	-	-	(4,447)	(11)	(4,458)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(519)	(519)
Loss for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	(32,222)	(32,222)	(8,689)	(40,911)
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	-	-	-	10,307	24,057	34,364	8,113	42,477
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878

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UNAUDITED CONSOLIDATED CONDENSED

INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the three-month period ended March 31, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878
Acquisition of own shares	-	-	-	-	-	(2,148)	-	-	-	-	-	(2,148)	-	(2,148)
Stock compensation plans	-	-	-	-	-	20	-	-	66	-	-	86	-	86
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	3,152	3,152	542	3,694
Other comprehensive income for the three-month period	-	-	-	-	-	-	-	-	-	5,849	6,316	12,165	3,691	15,856
Balance as of March 31, 2021	1,451	7,605	19,950	4	24	(2,363)	3,703	60,899	(693)	35,279	7,643	133,502	32,864	166,366

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2021

presented in comparative format (see Note 5.1)

(In millions of Argentine Pesos (“$”))

	Note	03.31.2021	03.31.2020
Cash flows from operating activities:
Profit of the period from continuing operations		3,169	200
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	10,872	8,445
Changes in operating assets and liabilities	14.2	(2,630)	(391)
Net cash generated by operating activities from discontinued operations	5.1	4,096	2,099
Net cash generated by operating activities		15,507	10,353
Cash flows from investing activities:
Payment for property, plant and equipment		(2,204)	(3,429)
Payment for public securities and shares, net		(2,570)	(4,478)
Payments for capital integration in associates		(772)	(190)
Collections for sales of shares in companies and property, plant and equipment		2	38
Dividends received		-	119
(Pay) Colletionfrom loans, net		(71)	141
Recovery of investment funds, net		1,496	10,552
Net cash (used in) generated by investing activities from discontinued operations	5.1	(2,113)	86
Net cash (used in) generated by investing activities		(6,232)	2,839

Cash flows from financing activities:
Proceeds from borrowings		2,503	200
Payment of borrowings		(4,616)	(4,214)
Payment of borrowings interests		(4,687)	(4,123)
Payment for acquisition of own shares		(2,148)	(2,634)
Repurchase and redemption of corporate bonds		-	(2,501)
Payments of leases		(43)	(80)
Net cash used in financing activities from discontinued operations	5.1	(114)	(66)
Net cash used in financing activities		(9,105)	(13,418)

Increase (Decrease) in cash and cash equivalents		170	(226)

Cash and cash equivalents at the begining of the year	12.4	11,900	13,496
Cash and cash equivalents at the begining of the year reclasified to assets classified as held for sale		4,362	-
Exchange difference generated by cash and cash equivalents		(280)	(487)
Cash and cash equivalents at the end of the period reclasified to assets classified as held for sale		(6,898)	-
Increase (decrease) in cash and cash equivalents		170	(226)
Cash and cash equivalents at the end of the period	12.4	9,254	12,783

The accompanying notes are an integral part of these unaudited condensed interim financial statements

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three-month period ended March 31, 2021

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is a fully integrated power company in Argentina which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,955 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, being one of the fourth largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 295 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has approximately 3.2 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires On account of the divestment mentioned in Note 5.1, all Edenor’s assets and liabilities have been classified as held for sale as of March 31, 2021, and the associated results and cash flows, for each of the three-month periods ended March 31, 2021 and 2020, are disclosed under discontinued operations.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 13 production areas and 5 exploratory areas and a production level of 6.7 million m3/day of natural gas and 4.2 thousand barrels of oil equivalent per day for oil during the three-month period ended March 31, 2021. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemical segment the operations are based in the Argentine Republic, where the Company operates three high-complexity plants that produce styrene, synthetic rubber and polystyrene, with a local market share between 85% and 97%.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,104 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 91 gas stations. Additionally, the segment includes advisory services provided to related companies.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

1.2	Economic context in which the Company operates

The Company operates in a complex economic context, which volatility was deepened by the outbreak of the COVID-19 locally and internationally.

In 2021, as a result of the new increase in infection levels, the governments of different countries in the world, including the Argentine Government, temporarily reimplemented some measures, such as restrictions on movement of the population.

As regards measures that directly affected the generation sector’s economic and financial situation, it is worth highlighting that, despite the claims made by generators, the suspension of the automatic adjustment mechanism for the spot remuneration —which applications was scheduled as from March 2020 pursuant to SE Resolution No. 31/20— continued in the first quarter of 2021 and, if maintained, may compromise the sector’s liquidity and creditworthiness, hindering the proper maintenance of assets and placing the availability of power facilities at stake.

Besides, recently certain social conflicts and wage protest demonstrations mostly during the month of April, prevented the freedom of movement on routes in the Province of Neuquén and, even though no significant impact has been verified on the production by the Company’s assets in this basin during the protest roadblocks, they have affected the ordinary execution of the works committed by the Company under the GasAr Plan, and may hinder the timely and proper compliance with the agreed investment plan and the committed volumes of gas over the following months. The Company has sent the respective Force Majeure communications to the SE, CAMMESA and the Gas Distribution Companies with which it has executed gas supply agreements for the volumes awarded under the GasAr Plan.

It is impossible to foresee how measures will continue evolving and their impact on the economy in general and the Company in particular, or to which extent the Company’s business and the results of its operations will be affected in the future.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in the light of these circumstances.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Fuel supply for thermal power plants

As from the application of the GasAr Plan, an operating assignment scheme was established for firm transportation and gas contracts entered into by generators. Under this assignment, agents should waive all claims regarding the application of SE Resolution No. 354/20, which established a new dispatch order for generation units based on the fuel supplied for their operation in accordance with a centralized dispatch scheme. The Company executed this assignment with CAMMESA, setting certain guidelines for the calculation of fuel costs to support their Energía Plus contracts.

2.1.2 Seasonal Programming

SE Resolution No. 24/21, published in the B.O. on January 15, 2021, approved the seasonal programming for the November 2020-April 2021 period. Seasonal prices remain unchanged until the month of April 2021, with reference prices being those in effect since 2019. In turn, the stabilized price set by SEE Provision No. 75/18 for transmission in the extra high voltage system and the distributor-based main distribution price have remained unchanged.

As from April 2021, pursuant to SE Resolution No. 131/21 (amended by SE Resolutions No. 154/21 and 204/21), the reference price for power for the GUDI peak demand increases from $ 3,042/MWh to $ 5,748/MWh (except for public health and education organizations and agencies), reducing the gap with the actual cost and, consequently, subsidies. The remaining prices for electricity applicable to the end demand have not been modified.

2.2 Natural Gas Market

2.2.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On March 9, 2021 Resolution No. 169/21 was published in the BO, which awarded natural gas volumes offered under the GasAr Plan, Round II Tender. In this sense, the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, and 0.86 million m3/day to meet the winter peak demand for the years 2022 through 2024, at a price of US$ 4.68 MMbtu.

With this tender, Pampa’s injection commitment increases to 9 million m3 per day for the 2021-2024 winter periods which, compared to 2020, represents a 15% year-on-year production increase and a 28% increase in the winter period, the months with the largest gas supply needs in the country.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.2 Natural Gas Export Procedure

On April 27, 2021, pursuant to SE Resolution No. 360/21, a new procedure was regulated for the authorization of natural gas exports that contemplates the firm condition and the preferential order for GasAr Plan’s awardees and abrogates the previous procedure established by SGE Resolution No. 417/19 and SHC Provision No. 284/19. Furthermore, prior to the granting of each permit, the enforcement authority will perform a comprehensive and systemic analysis safeguarding the supply to the Argentine domestic market since, once authorized on a firm basis, it may not be further reviewed.

2.3 Gas transportation

TGS’s tariff situation

The public hearing to discuss the transitional tariff regime pursuant to Executive Order No. 1,020/20 took place on March 16, 2021. As planned, in the hearing TGS submitted its tariff increase proposal, calculated at 58.6%, effective as from April 1, 2021. This increase has been calculated based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase contemplates no return, but only the funds necessary to meet obligations.

Additionally, in the public hearing TGS denied and rejected the arguments put forward by ENARGAS in its audit and used in support of Executive Order No. 1,020/20 to convene the hearing, which consider that the current natural gas transportation tariff is not fair, reasonable or transparent, specifically regarding the questioning of the update factors used in the RTI finished in March 2017.

On April 28, 2021, the ENARGAS submitted to TGS a final consolidated project for a Transitory Renegotiation Agreement pursuant to Executive Order No. 1,020/20, whereby:

-	It does not grant a transitory tariff update, keeping unchanged the tariff schemes approved by ENARGAS in April 2019.
-	It establishes that as from May 2021 and until the Final Renegotiation Agreement enters into effect, the ENARGAS will recalculate the transportation tariffs effective at the time with validity as from April 1, 2022.
-	It does not establish a mandatory investments plan.
-	It establishes the prohibition to: i) distribute dividends; and ii) early cancel financial and commercial debts taken on with shareholders, acquire other companies or grant loans.

On April 30, 2021 and through a note sent to this entity, TGS expressed that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for TGS to enter into the Transitory Renegotiation Agreement, which does not recognize any tariff increase for the company.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the ENARGAS has not yet expressed its position on the answer submitted by TGS. Within this framework, TGS is analyzing the actions to take to safeguard its rights and thus attain a fair and reasonable tariff for natural gas transportation.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4 Transmission

Transener and Transba’s tariff situation

On January 19, 2021, pursuant to Resolution No. 17/21 the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a Transitional Tariff Regime until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for the information necessary to begin this process was received, and Transener has complied with this requirement, prioritizing the operating costs and capital expenditures required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE convened a Public Hearing for March 29, 2021 to provide information and gather feedback on the Transitional Tariff Regime for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

On April 14, 2021, the Public Hearing Closing Report was published, the final resolution by the ENRE being pending as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

Besides, on July 3, 2018 the ENRE informed of the launching of the proceeding for the determination of the remuneration to Independent Transmission Companies in the exploitation stage: TIBA (Transba), the Fourth Line (Transener), YACYLEC and LITSA. In this respect, on October 8, 2018, information on costs, investments and tariff claims corresponding to the Fourth Line and TIBA were submitted to the ENRE. As of the date hereof, the ENRE has not issued a resolution with the results of the analysis of the requested information.

2.5	Regulations on access to the free exchange market (“MLC”)

The main regulations on MLC inflows and outflows issued by the BCRA in the quarterly period ended March 31, 2021 are summarized below:

The need for BCRA’s prior authorization to access the MLC for the cancellation of principal of foreign financial debts with foreign affiliates is extended from March 31, 2021 to June 30, 2021 inclusive.

The BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2021, maintaining the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Debts with principal maturities for amounts of US$ 2,000,000 are exempted from the obligation to submit such indebtedness plan, and will have access to the MLC.

14

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

BCRA Communication “A” 7196 established, among other modifications, a series of measures aiming to make regulations more flexible so as to facilitate the exchange or financing of private-sector liabilities abroad that have been entered and settled through the MLC and concerted as from January 7, 2021, such as: (i) the extension of the term before the maturity date to access the MLC for the cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) the possibility to accumulate funds originating from the collection of goods and services exports in foreign and/or domestic accounts destined to guarantee the payment of maturities of debts concerted as from January 2021, among others. Furthermore, the BCRA created a Registry of Foreign Exchange Information of Exporters and Importers of Goods as a requirement to access the MLC as from May 1, 2021 for forex outflow transactions, including swaps and arbitrations. This requirement will not apply in case of access to the MLC for the cancellation of financing denominated in foreign currency granted by local financial entities. Obliged subjects should enroll in this registry by March 31 each year and report any change in the recorded information within 15 business days of its occurrence. The Company has been declared an obliged subject by the BCRA, and has already enrolled in this registry as of the date of these Consolidated Condensed Interim Financial Statements.

On April 8, 2021, the BCRA regulated the Investment Promotion Regime for Exports created by DNU No. 234/21 which, among other issues, establishes the possibility to apply foreign exchange collections to projects under such regime for certain transactions, as long as the requirements set forth by the provision are met.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

NOTE 3: BASIS OF PREPARATION

The Argentine Securities and Exchange Commission (CNV), under Title IV: “Periodic Reporting System”- Chapter III: “Provisions applicable to the form of presentation and valuation of financial statements” - Section 1 of its Rules, has provided for the application of Technical Resolution No. 26 (TR 26) of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended, which adopts International Financing Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities covered by the public offering regime set forth by Act No. 17811, whether on account of their capital stock or corporate bonds, or because they have requested an authorization to be covered by such regime.

These Condensed Interim Financial Statements for the three-month period ended March 31, 2021 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on May 11, 2021.

The information included in the consolidated condensed interim financial statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 3: (Continuation)

This condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2020, which have been prepared under IFRS.

These consolidated condensed interim financial statements for the three-month period ended March 31, 2021 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the three-month period ended March 31, 2021, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2020 and for the tree-month period ended March 31, 2020, disclosed for comparative purposes arises from the consolidated financial statements as of that date and the figures, with the exception of :

(i)	The results corresponding to the electricity distribution segment have been disclosed under “Discontinued operations” in the Statement of Comprehensive Income on account of the execution of the contract for the sale of the 51% interest in Edenor (see Note 5.1).
(ii)	Commercial interest figures have been reclassified from financial income to the other operating income to maintain consistency with this period’s figures in accordance with the change of policy detailed in Note 4 to the Consolidated Financial Statements as of December 31, 2020.
(iii)	The presentation in the consolidated statement of comprehensive income of the losses from the impairment of financial assets (including the reversal of losses or profits from the value impairment, if applicable), made pursuant to IAS 1, has been calculated in accordance with the policy described in Note 4 to the Consolidated Financial Statements as of December 31, 2020.

Additionally, certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2020.

New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2021:

- Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation”, IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases” (amended in August 2020).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Assets held for sale, associated liabilities and discontinued operations

The results for the quarterly periods ended March 31, 2021 and 2020 corresponding to the divestment of the stake in Edenor have been disclosed under "Discontinued operations" of the Consolidated Condensed Interim Statement of Comprehensive Income, and all Edenor’s assets and liabilities have been classified as held for sale as of March 31, 2021 and December 31, 2020.

As of the date of issuance of these Condensed Interim Financial Statements, the approval by the ENRE necessary for the closing of the sale of the Company’s 51% stake in Edenor is still pending.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

	Distribution of energy
	03.31.2021	03.31.2020
Revenue	21,023	20,531
Cost of sales	(16,599)	(16,456)
Gross profit	4,424	4,075

Selling expenses	(1,548)	(1,284)
Administrative expenses	(1,080)	(827)
Other operating income	550	334
Other operating expenses	(751)	(323)
Impairment of property, plant and equipment	(696)	-
Impairment of financial assets	(667)	(417)
Operating income	232	1,558

Gain on monetary position, net	5,417	1,677
Finance income	14	274
Finance costs	(4,431)	(1,219)
Other financial results	134	(705)
Financial results, net	1,134	27
Income before income tax	1,366	1,585

Income tax	(841)	(842)
Profit of the period from discontinued operations	525	743

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

	Distribution of energy
	03.31.2021	03.31.2020
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation	4,435	4,790
Items that may be reclassified to profit or loss
Exchange differences on translation	-	(68)
Other comprehensive income of the period from discontinued operations	4,435	4,722

Total comprehensive income of the period from discontinued operations	4,960	5,465

Total income of the period from discontinued operations attributable to:
Owners of the company	2	415
Non - controlling interest	523	328
	525	743

Total comprehensive income of the period from discontinued operations attributable to:
Owners of the company	787	5,137
Non - controlling interest	4,173	328
	4,960	5,465

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of March 31, 2021 and 2020 is presented below:

	03.31.2021	03.31.2020

Net cash generated by operating activities	4,096	2,099
Net cash (used in) generated by investing activities from discontinued operations	(2,113)	86
Net cash used in financing activities	(114)	(66)

Increase in cash and cash equivalents from discontinued operations	1,869	2,119

Cash and cash equivalents at the begining of the year	4,362	440
Effect of devaluation and inflation on cash and cash equivalents	667	(19)
Increase in cash and cash equivalents	1,869	2,119
Cash and cash equivalents at the end of the period	6,898	2,540

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of March 31, 2021 and December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

	03.31.2021	12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	113,916	99,721
Right-of-use assets	381	280
Investments in joint ventures and associates	11	11
Financial assets at amortized cost	160	239
Trade and other receivables	33	42
Total non-current assets	114,501	100,293

CURRENT ASSETS
Inventories	2,080	1,873
Financial assets at amortized cost	162	78
Financial assets at fair value through profit and loss	2,529	2,222
Trade and other receivables	15,249	14,775
Cash and cash equivalents	6,898	4,362
Total current assets	26,918	23,310
Assets classified as held for sale	141,419	123,603

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	2,783	2,431
Deferred revenue	1,462	1,471
Deferred tax liabilities	27,044	23,709
Defined benefit plans	918	749
Salaries and social security payable	352	303
Borrowings	9,023	8,261
Trade and other payables	7,627	6,806
Total non-current liabilities	49,209	43,730

CURRENT LIABILITIES
Provisions	353	358
Deferred revenue	37	37
Income tax	144	-
Taxes payables	1,233	1,793
Defined benefit plans	84	84
Salaries and social security payable	3,352	3,734
Derivative financial instruments	1	1
Borrowings	376	143
Trade and other payables	44,084	36,018
Total current liabilities	49,664	42,168
Liabilities associated to assets classified as held for sale	98,873	85,898

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2 Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			03.31.2021	12.31.2020
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U	Argentina	Generation	100.00%	100.00%
Edenor (1)	Argentina	Distribution of energy	57.12%	57.12%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod	Venezuela	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%

(1)	Corresponds to effective interest considering treasury shares in Edenor’s effect (55.14% nominal interest). This stake in Edenor is disclosed under assets classified as held for sale.
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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2 Associates and joint ventures information

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	12.31.2020	92	(578)	5,081	28.50%
OCP	Investment	03.31.2021	9,241	424	18,467	15.91%
TGS (1)	Transport of gas	03.31.2021	756	3,909	78,488	3.185%

Joint ventures
CIESA (1)	Investment	03.31.2021	639	1,988	40,096	50%
Citelec (2)	Investment	03.31.2021	556	233	16,486	50%
Greenwind	Generation	03.31.2021	5	27	(566)	50%
CTB	Generation	03.31.2021	8,558	1,893	34,761	50%

(1) The Company holds a 3.185% directan and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS

As of March 31, 2021 the quotation of TGS´s ordinary shares and ADR published on the BCBA and the NYSE was $ 139.10 and U$S 4.83 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 31.700 million.

(2) Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures is as follows:

	03.31.2021	12.31.2020
Disclosed in non-current assets
Associates
Refinor	1,860	1,626
OCP	2,088	195
TGS	3,306	2,076
Other	1	-
Total associates	7,255	3,897
Joint ventures
CIESA	23,693	20,138
Citelec	8,243	7,195
CTB	17,380	14,999
Total joint ventures	49,316	42,332
Total associates and joint ventures	56,571	46,229
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(168)	(161)
Total joint ventures	(168)	(161)

(1)	It receives financial assistance from the partners.

The following tables show the breakdown of the result from investments in associates and joint ventures:

	03.31.2021	03.31.2020
Associates
Refinor	5	60
OCP	73	101
TGS	113	64
	191	225

Joint ventures
CIESA	960	1,015
CTB	946	596
Citelec	116	236
Greenwind	13	(3)
	2,035	1,844
	2,226	2,069

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Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	03.31.2021	03.31.2020
At the beginning of the year	46,068	30,373
Dividend reversal	1,645	-
Dividends	-	(119)
Advance dividends	-	(298)
Increases (1)	772	190
Share of profit	2,226	2,069
Exchange differences on translation	5,692	2,568
At the end of the period	56,403	34,783

(1)	Corresponding to the acquisition of 100,000 shares and 1,714,923 ADRs of TGS at an acquisition cost of US$ 8.8 million and 635,380 ADRs at an acquisition cost of US$ 4.7 million during the three-month periods ended December 31, 2021 and 2020, respectively.

5.2.3 Investment in CTB

Financial Trust Agreement

On April 13, 2021, the ninth amendment to the Enarsa-Barragán Trust Agreement was entered into among CTB, in its capacity as trustor, BICE Fideicomisos S.A., in its capacity as trustee, and CAMMESA, in its capacity as assigned debtor, in order to include the new payment schedule effective as from the partial early redemption of the VRDs issued under the Enarsa-Barragán Financial Trust for a total amount of US$ 130 million executed on October 16, 2020.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the total outstanding VRDs (amortization installments plus deferred interest, pursuant to the definition of these terms in the Trust Agreement) amount to US$ 93.7 million.

5.2.4 Investment in OCP

Contingent liabilities

The constitutional protection proceeding brought against OCP by several organizations and natural persons alleging the infringement of several constitutional rights upon the occurrence of the Force Majeure event in 2020 was denied in the second instance by Orellana’s Provincial Court of Justice.

25

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2020.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which mainly participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments were identified:

Electricity Generation, mainly consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through Central Térmica Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, EcoEnergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and the wind power park Pampa Energía II and III.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of March 31, 2021 and 2020, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations

Oil and Gas, mainly consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly in OCP.

Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associate Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net results in U.S. dollars.

27

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	161	-	51	103	6	-	321	28,635
Intersegment revenue	-	-	28	-	-	(28)	-	-
Cost of sales	(79)	-	(52)	(82)	-	28	(185)	(16,353)
Gross profit	82	-	27	21	6	-	136	12,282

Selling expenses	-	-	(4)	(3)	-	-	(7)	(542)
Administrative expenses	(7)	-	(10)	(1)	(5)	-	(23)	(2,016)
Exploration expenses	-	-	-	-	-	-	-	(7)
Other operating income	6	-	4	-	1	-	11	976
Other operating expenses	(1)	-	(16)	-	(16)	-	(33)	(3,050)
Impairment of financial assets	-	-	(1)	-	-	-	(1)	(103)
Share of profit from associates and joint ventures	11	-	2	-	13	-	26	2,226
Operating income (loss)	91	-	2	17	(1)	-	109	9,766

Finance income	1	-	1	-	-	-	2	165
Finance costs	(12)	-	(32)	(1)	-	-	(45)	(3,986)
Other financial results	(17)	-	(21)	(1)	15	-	(24)	(2,061)
Financial results, net	(28)	-	(52)	(2)	15	-	(67)	(5,882)
Profit (loss) before income tax	63	-	(50)	15	14	-	42	3,884

Income tax	(16)	-	17	(4)	(5)	-	(8)	(715)
Profit (loss) for the period from continuing operations	47	-	(33)	11	9	-	34	3,169
Profit for the period from discontinued operations	-	5	-	-	-	-	5	525
Profit (loss) for the period	47	5	(33)	11	9	-	39	3,694

Depreciation and amortization	22	-	20	1	-	-	43	3,838

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	47	(1)	(33)	11	9	-	33	3,152
Non - controlling interest	-	6	-	-	-	-	6	542

Consolidated statement of financial position as of March 31, 2021
Assets	1,627	1,427	1,059	131	797	(87)	4,954	455,371
Liabilities	546	1,075	1,300	129	183	(87)	3,146	289,005

Additional consolidated information as of March 31, 2021
Increases in property, plant and equipment, intangibles assets and right-of-use assets	1	-	29	1	-	-	31	2,736

29

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	134	-	77	73	6	-	290	18,036
Intersegment revenue	-	-	10	-	-	(10)	-	-
Cost of sales	(56)	-	(65)	(71)	-	10	(182)	(11,161)
Gross profit	78	-	22	2	6	-	108	6,875

Selling expenses	(1)	-	(7)	(2)	-	-	(10)	(599)
Administrative expenses	(8)	-	(11)	(1)	(5)	-	(25)	(1,536)
Exploration expenses	-	-	-	-	-	-	-	(4)
Other operating income	8	-	-	-	3	-	11	709
Other operating expenses	(2)	-	(2)	(1)	(3)	-	(8)	(458)
Impairment of property, plant and equipment, intangible assets and inventories	(56)	-	-	(11)	-	-	(67)	(4,316)
Impairment of financial assets	-	-	-	-	(1)	-	(1)	(69)
Share of profit (loss) from joint ventures and associates	10	-	2	-	20	-	32	2,069
Operating income (loss)	29	-	4	(13)	20	-	40	2,671

Finance income	1	-	2	-	-	-	3	142
Finance costs	(15)	-	(27)	(1)	-	-	(43)	(2,643)
Other financial results	(1)	-	(11)	3	5	-	(4)	(409)
Financial results, net	(15)	-	(36)	2	5	-	(44)	(2,910)
Profit (loss) before income tax	14	-	(32)	(11)	25	-	(4)	(239)

Income tax	(1)	-	6	4	(1)	-	8	439
Profit (loss) for the period from continuing operations	13	-	(26)	(7)	24	-	4	200
Profit for the period from discontinued operations	-	12	-	-	-	-	12	743
Profit (loss) for the period	13	12	(26)	(7)	24	-	16	943

Depreciation and amortization	23	20	27	-	-	-	70	4,431

30

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	16	7	(26)	(7)	24	-	14	775
Non - controlling interest	(3)	5	-	-	-	-	2	168

Consolidated statement of financial position as of December 31,2020
Assets	1,377	1,500	1,107	113	1,543	(122)	5,518	411,528
Liabilities	661	1,052	1,273	127	145	(122)	3,136	262,650

Additional consolidated information as of March 31, 2020
Increases in property, plant and equipment, intangibles assets and right-of-use assets	22	22	19	-	-	-	63	3,884

The accounting criteria used by the different subsidiaries for measuring the segments’ results, assets and liabilities are consistent with those used in the financial statements. Assets and liabilities are assigned based on the segment’s activity.

31

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2021	03.31.2020

Energy sales to the Spot Market	3,138	3,649
Energy sales by supply contracts	8,685	4,239
Fuel self-supply	2,462	443
Other sales	85	31
Generation sales subtotal	14,370	8,362

Oil, gas and liquid sales	4,305	4,483
Other sales	173	297
Oil and gas sales subtotal	4,478	4,780

Petrochemicals products	9,196	4,515
Petrochemicals sales subtotal	9,196	4,515

Technical assistance services and administartion sales	588	376
Other	3	3
Holding and others subtotal	591	379
Total revenue	28,635	18,036

32

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2021	03.31.2020
Inventories at the beginning of the year	9,766	9,175

Plus: Charges for the period
Purchases of inventories, energy and gas	8,407	3,083
Salaries and social security charges	1,100	787
Benefits to employees	229	170
Accrual of defined benefit plans	107	59
Works contracts, fees and compensation for services	1,080	1,008
Depreciation of property, plant and equipment	3,683	2,935
Intangible assets amortization	22	90
Right-of-use assets amortization	21	23
Transport of energy	119	73
Transportation and freights	506	286
Consumption of materials	369	225
Penalties	22	15
Maintenance	755	288
Canons and royalties	1,119	736
Environmental control	68	112
Rental and insurance	547	302
Surveillance and security	52	94
Taxes, rates and contributions	66	60
Other	38	(23)
Subtotal	18,310	10,323

Exchange differences on translation	748	585

Less: Inventories at the end of the period	(12,471)	(8,922)
Total cost of sales	16,353	11,161

33

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Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 SELLING EXPENSES

	03.31.2021	03.31.2020
Salaries and social security charges	68	53
Benefits to employees	4	5
Fees and compensation for services	79	37
Compensation agreements	7	18
Depreciation of property, plant and equipment	1	1
Taxes, rates and contributions	213	139
Transport	157	328
Other	13	18
Total selling expenses	542	599

10.2 ADMINISTRATIVE EXPENSES

	03.31.2021	03.31.2020
Salaries and social security charges	600	393
Benefits to employees	81	81
Accrual of defined benefit plans	173	128
Fees and compensation for services	585	426
Compensation agreements	93	35
Directors' and Syndicates' fees	206	201
Depreciation of property, plant and equipment	111	80
Consumption of materials	9	6
Maintenance	36	39
Transport and per diem	6	16
Rental and insurance	18	13
Surveillance and security	6	11
Taxes, rates and contributions	31	39
Communications	22	24
Other	39	44
Total administrative expenses	2,016	1,536

34

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3 EXPLORATION EXPENSES

	03.31.2021	03.31.2020
Geological and geophysical expenses	7	4
Total exploration expenses	7	4

10.4 OTHER OPERATING INCOME AND EXPENSES

	03.31.2021	03.31.2020
Other operating income
Insurrance recovery	-	31
Services to third parties	37	64
Profit for property, plant and equipment sale	13	-
Reversal of contingencies	-	61
Natural Gas Surplus Injection Promotion Program	226	-
Commercial interests	651	523
Other	49	30
Total other operating income	976	709

Other operating expenses
Provision for contingencies	(1,367)	(112)
Provision asset retirement obligation	(1,317)	-
Decrease in property, plant and equipment	-	(58)
Allowance for tax credits	-	(19)
Tax on bank transactions	(206)	(185)
Donations and contributions	(18)	(20)
Institutional promotion	(63)	(28)
Other	(79)	(36)
Total other operating expenses	(3,050)	(458)

35

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 FINANCIAL RESULTS

	03.31.2021	03.31.2020
Finance income
Financial interest	12	10
Other interest	153	132
Total finance income	165	142

Finance cost
Commercial interest	(6)	(6)
Fiscal interest	(58)	(45)
Financial interest (1)	(3,741)	(2,398)
Other interest	(67)	(35)
Other financial expenses	(114)	(159)
Total financial expenses	(3,986)	(2,643)

Other financial results
Foreign currency exchange difference, net	849	307
Changes in the fair value of financial instruments	(3,039)	(1,526)
Gains (losses) from present value measurement	139	(138)
Results for the repurchase of corporate bonds	-	939
Other financial results	(10)	9
Total other financial results	(2,061)	(409)

Total financial results, net	(5,882)	(2,910)

(1) Net of $ 303 million capitalized in property, plant and equipment for the three-month period ended March 31, 2020.

36

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The breakdown of income tax charge is:

	03.31.2021	03.31.2020
Current tax	7	1,808
Deferred tax	720	(2,101)
Difference in the estimate of previous fiscal year income tax and the income tax statement	(12)	(146)
Total loss (income) tax	715	(439)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	03.31.2021	03.31.2020
Profit (loss) before income tax	3,884	(239)
Current tax rate	30%	30%
Result at the tax rate	1,165	(72)
Share of profit of associates and joint ventures	(663)	(624)
Non-taxable results	(4)	(423)
Effects of exchange differences and other results associated with the valuation of the currency, net	2,146	1,241
Adjustment of valuation of property, plant and equipment and intangible assets	(5,206)	(2,297)
Effect of tax rate change in deferred tax	45	429
Adjustment effect for tax inflation	3,073	1,570
Difference in the estimate of previous fiscal year income tax and the income tax statement	66	(263)
Non-deductible cost	67	-
Other	26	-
Total loss (income) tax	715	(439)

37

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Increases (1)	Impairment	Transfers	Decreases	Traslation effect	At the end

Land	1,108	-	-	-	-	103	1,211
Buildings	11,546	-	-	10	-	1,077	12,633
Equipment and machinery	114,597	5	-	2,257	-	10,766	127,625
Wells	64,301	12	-	1,292	-	6,047	71,652
Mining property	21,267	-	-	-	-	1,984	23,251
Vehicles	450	3	-	-	(5)	37	485
Furniture and fixtures and software equipment	4,400	11	-	49	(19)	404	4,845
Communication equipments	104	-	-	-	-	10	114
Materials and spare parts	2,572	344	-	(271)	-	234	2,879
Petrochemical industrial complex	1,433	-	-	25	-	135	1,593
Work in progress	11,095	2,173	-	(3,296)	-	1,058	11,030
Advances to suppliers	1,343	188	-	(66)	-	128	1,593
Other goods	210	-	-	-	-	20	230
Total at 03.31.2021	234,426	2,736	-	-	(24)	22,003	259,141
Total at 03.31.2020	313,337	3,884	(5,550)	-	(301)	23,883	335,253

(1) Net of $ 303 million capitalized in property, plant and equipment for the three-month period ended March 31, 2020. There are no capitalized financial costs in the three-month period ended March 31, 2021.

38

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Impairment	For the period (1)	Traslation effect	At the end	At the end	At 12.31.2020

Land	-	-	-	-	-	-	1,211	1,108
Buildings	(5,103)	-	-	(154)	(481)	(5,738)	6,895	6,443
Equipment and machinery	(36,672)	-	-	(2,026)	(3,503)	(42,201)	85,424	77,925
Wells	(38,705)	-	-	(1,176)	(3,655)	(43,536)	28,116	25,596
Mining property	(13,522)	-	-	(272)	(1,272)	(15,066)	8,185	7,745
Vehicles	(346)	5	-	(15)	(29)	(385)	100	104
Furniture and fixtures and software equipment	(3,718)	19	-	(78)	(342)	(4,119)	726	682
Communication equipments	(61)	-	-	(3)	(6)	(70)	44	43
Materials and spare parts	(87)	-	-	(5)	(9)	(101)	2,778	2,485
Petrochemical industrial complex	(690)	-	-	(63)	(67)	(820)	773	743
Work in progress	-	-	-	-	-	-	11,030	11,095
Advances to suppliers	-	-	-	-	-	-	1,593	1,343
Other goods	(77)	-	-	(3)	(7)	(87)	143	133
Total at 03.31.2021	(98,981)	24	-	(3,795)	(9,371)	(112,123)	147,018
Total at 03.31.2020	(103,281)	199	2,326	(4,297)	(7,980)	(113,033)	222,220
Total at 12.31.2020								135,445

(1)	Includes $ 1.281 million corresponding to discontinued operations for the three-month period for March 31, 2020.

39

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Impairment	Traslate Effect	At the end

Concession agreements	1,608	-	150	1,758
Goodwill	2,912	-	272	3,184
Intangibles identified in acquisitions of companies	587	-	54	641
Total at 03.31.2021	5,107	-	476	5,583
Total at 03.31.2020	18,619	(2,784)	1,413	17,248

	Depreciation
Type of good	At the beginning	Impairment	For the year (1)	Traslate Effect	At the end

Concession agreements	(1,407)	-	(14)	(132)	(1,553)
Intangibles identified in acquisitions of companies	(245)	-	(8)	(23)	(276)
Total at 03.31.2021	(1,652)	-	(22)	(155)	(1,829)
Total at 03.31.2020	(9,551)	2,398	(111)	(734)	(7,998)

	Net book values
Type of good	At the end	At 12.31.2020

Concession agreements	205	201
Goodwill	3,184	2,912
Intangibles identified in acquisitions of companies	365	342
Total at 03.31.2021	3,754
Total at 03.31.2020	9,250
Total at 12.31.2020		3,455

(1)	Includes $ 21 million corresponding to discontinued operations for the three-month period for March 31, 2020.

40

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 DEFERRED TAX ASSETS AND LIABILITIES AND INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2021	12.31.2020
Tax loss carryforwards	9,671	10,609
Intangible assets	4	260
Trade and other receivables	527	519
Financial assets at fair value through profit and loss	3	-
Cash and cash equivalents	-	2
Trade and other payables	257	217
Salaries and social security payable	82	270
Defined benefit plans	490	442
Provisions	3,234	2,373
Adjustment for tax inflation	225	288
Other	78	109
Deferred tax asset	14,571	15,089
Property, plant and equipment	(429)	(1,291)
Adjustment for tax inflation	(111)	(131)
Investments in companies	(2,155)	(2,155)
Intangible assets	(737)	(917)
Inventory	(607)	(478)
Trade and other receivables	(1,009)	(559)
Financial assets at fair value through profit and loss	(62)	(340)
Taxes payables	(231)	(229)
Deferred tax liabilities	(5,341)	(6,100)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	03.31.2021	12.31.2020
Deferred tax asset	9,230	9,082
Deferred tax liabilities	-	(93)
Deferred tax liabilities, net	9,230	8,989

41

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 INVENTORIES

	03.31.2021	12.31.2020

Materials and spare parts	7,495	6,656
Advances to suppliers	719	261
In process and finished products	4,257	2,849
Total	12,471	9,766

11.5 PROVISIONS

	03.31.2021	12.31.2020
Non-Current
Provisions for contingencies	9,562	7,608
Asset retirement obligation and dismantling of wind turbines	1,821	1,621
Environmental remediation	1,392	67
Other provisions	30	30
Total Non-Current	12,805	9,326

Current
Provisions for contingencies	1,150	1,052
Asset retirement obligation and dismantling of wind turbines	194	177
Environmental remediation	157	149
Other provisions	1	1
Total Current	1,502	1,379

42

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2021
	Contingencies	Asset retirement obligation and dismantling of wind turbines	Environmental remediation

At the beginning of the year	8,660	1,798	216
Increases	1,312	46	1,319
Decreases	(13)	-	(2)
Exchange differences on translation	753	171	17
Reversal of unused amounts	-	-	(1)
At the end of the period	10,712	2,015	1,549

Provision for contingencies

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has recorded provisions at the best estimate of the disbursements necessary to meet the claims associated with the progress of the procedural stages of the following proceedings:

(i)	On April 30, 2021, Petrobras Operaciones S.A. (“POSA”) filed its claim memorial in the international arbitration proceeding brought by POSA against the Company for alleged breaches to the Agreement for the transfer of the 33.6% interest in the “Río Neuquén” Concession.

(ii)	On April 29, 2021, the Company submitted its claim memorial and Petrobras International Braspetro B.V. (“PIB BV”) filed its counter-memorial in the international arbitration proceeding brought by the Company against PIB BV, and the counterclaim filed by the latter.

Provision for environmental remediation expenses

The Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks (which took place in 2015 and 2016, respectively).

The Company has challenged the different administrative acts passed by the provincial authorities (including the governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. Even though the province answered the complaint in the month of March, the Company has started negotiations to resolve the dispute, agreeing on the suspension of procedural time limits.

As regards these claims, and based on the progress of the ongoing negotiations, the Company has recorded a US$ 11.9 million provision in the quarter for the estimate of the remediation work costs to be incurred in these blocks.

43

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	03.31.2020
	Contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	8,379	1,327	139
Increases	193	31	31
Decreases	(31)	-	(2)
Exchange differences on translation	428	103	10
Reversal of unused amounts	(220)	-	-
Gain on monetary position, net	(5)	-	-
At the end of the period	8,744	1,461	178

11.6 Income tax

	03.31.2021	12.31.2020
Non-current
Income tax	11,540	11,004
Total non-current	11,540	11,004

Current
Income tax, net of witholdings and advances	556	897
Total current	556	897

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 FINANCIAL ASSETS AT AMORTIZED COST

	03.31.2021	12.31.2020
Non-current
Term deposit	9,222	8,428
Total non-current	9,222	8,428

Current
Public securities (1)	1,144	2,062
Total current	1,144	2,062

(1)	Public securities were received pursuant to the mechanism set forth by Resolution SGE No. 54/19 for the settlement of receivables under the Natural Gas Surplus Injection Promotion Programs.

44

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	03.31.2021	12.31.2020
Non-current
Shares	1,030	942
Total non-current	1,030	942

Current
Government securities	18,191	17,223
Shares	4,318	2,442
Investment funds	5,831	7,717
Total current	28,340	27,382

12.3 Trade and Other receivables

	Note	03.31.2021	12.31.2020
Non-Current
Other		5	4
Trade receivables, net		5	4

Non-Current
Tax credits		596	453
Related parties	16	2,518	2,413
Prepaid expenses		96	38
Allowance for tax credits		(5)	(5)
Other		92	728
Other receivables, net		3,297	3,627

Total non-current		3,302	3,631

45

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2021	12.31.2020
Current
Receivables from MAT		1,392	1,242
CAMMESA		15,627	14,941
Receivables from oil and gas sales		3,279	1,974
Receivables from petrochemistry sales		4,206	3,303
Related parties	16	506	298
Other		288	329
Allowance for doubtful accounts		(1,471)	(1,352)
Trade receivables, net		23,827	20,735

Current
Tax credits		418	405
Advances to suppliers		40	28
Advances to employees		8	11
Related parties	16	2,037	3,474
Prepaid expenses		1,777	304
Receivables for non-electrical activities		325	449
Financial credit		-	295
Guarantee deposits		126	221
Contractual penalty to collect		109	284
Insurance to recover		375	520
Expenses to be recovered		648	720
Natural Gas Surplus Injection Promotion Program		225	-
Other		1,720	1,241
Allowance for other receivables		(13)	(9)
Other receivables, net		7,795	7,943

Total current		31,622	28,678

46

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the allowance for the impairment of trade receivables are as follows:

	03.31.2021	12.31.2020
At the beginning	1,352	2,000
Allowance for impairment	80	464
Utilizations	-	(137)
Exchange differences on translation	39	23
Gain on monetary position, net	-	1
At the end of the period	1,471	2,351

(1)	Includes $ 417 million corresponding to discontinued operations for the three-month period for March 31, 2020.

The movements in the allowance for the impairment of other receivables are as follows:

	03.31.2021	12.31.2020
At the beginning	14	311
Allowance for impairment	6	67
Exchange differences on translation	-	18
Reversal of unused amounts	(2)	(41)
At the end of the period	18	355

12.4 CASH AND CASH EQUIVALENTS

	03.31.2021	12.31.2020
Cash	15	13
Banks	4,940	5,869
Investment funds	4,299	6,018
Total	9,254	11,900

47

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 BORROWINGS

	03.31.2021	12.31.2020
Non-Current
Financial borrowings	6,669	6,285
Corporate bonds	119,500	109,143
Total Non-Current	126,169	115,428

Current
Bank overdrafts	-	3,059
Financial borrowings	8,607	7,436
Corporate bonds	8,970	9,882
Total Current	17,577	20,377
Total	143,746	135,805

As of March 31, 2021 and December 31, 2020 the fair value of the Company’s CBs amount approximately to $ 113,649 million and $ 11,193 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CBs at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The remaining long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in loans.

48

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the quarterly periods ended March 31, 2021 and 2020 are disclosed below.

	Note	03.31.2021	03.31.2020
At the beginning		135,805	116,603
Proceeds from borrowings		2,503	200
Payment of borrowings		(4,616)	(4,214)
Accrued interest		3,740	2,647
Payment of borrowings' interests		(4,687)	(4,123)
Net foreign currency exchange difference		(1,284)	98
Results for the repurchase of corporate bonds	10.5	-	(939)
Costs capitalized in property, plant and equipment	11.1	-	303
Gain on monetary position, net		-	(38)
Repurchase and redemption of corporate bonds		-	(2,567)
Other comprehensive loss		12,285	7,774
At the end of the period		143,746	115,744

Loans and other financial transactions

During the three-month period ended March 31, 2021, the Company incurred new short-term financing with local financial entities for $ 200 million and repaid $ 3,200 million at maturity. After March 31, 2021, the Company repaid at maturity financial loans in the amount of $ 1,500 million.

During the three-month period ended March 31, 2021, the Company has received disbursements in the amount of US$ 16.3 million under the credit facilities taken out with BNP. After the closing of the quarter, the Company has received additional disbursements in the amount of US$ 10 million.

49

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6 TRADE AND OTHER PAYABLES

	03.31.2021	12.31.2020
Non-Current
Compensation agreements	614	561
Lease liability	923	852
Other	5	5
Other payables	1,542	1,418
Total non-current	1,542	1,418

	Note	03.31.2021	12.31.2020
Current
Suppliers		8,973	7,775
Customer advances		160	184
Related parties	16	469	420
Other		-	25
Trade payables		9,602	8,404

Compensation agreements		110	86
Lease liability		158	150
Advances received for sales of subsidiary		1,002	1,044
Other		202	94
Other payables		1,472	1,374

Total current		11,074	9,778

Due to the short-term nature of the payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current liabilities, fair values are not significantly different from their book values either.

50

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2021 and December 31, 2020:

As of March 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	18,191	-	-	18,191
Shares	4,318	-	1,030	5,348
Investment funds	5,831	-	-	5,831
Cash and cash equivalents
Investment funds	4,299	-	-	4,299
Derivative financial instruments	-	8	-	8
Other receivables	-	119	-	119
Assets classified as held for sale (1)	960	9,200	-	10,160
Total assets	33,599	9,327	1,030	43,956

Liabilities
Derivative financial instruments	-	5	-	5
Total liabilities	-	5	-	5

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	17,223	-	-	17,223
Shares	2,442	-	942	3,384
Investment funds	7,717	-	-	7,717
Cash and cash equivalents
Investment funds	6,018	-	-	6,018
Derivative financial instruments	-	1	-	1
Other receivables	-	214	-	214
Assets classified as held for sale (1)	5,148	-	-	5,148
Total assets	38,548	215	942	39,705

Liabilities
Derivative financial instruments	-	40	-	40
Total liabilities	-	40	-	40

(1)	Corresponding to the net assets and liabilities held for sale on account of the divestment of Edenor’s stake.

51

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate as a parameter.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of March 31, 2021, the capital stock amounts to $ 1,455 million, including $ 4 million of treasury shares.

13.1.1 Acquisition of the Company’s own shares

Program 9, approved by the Company’s Board of Directors on March 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, is in effect as of March 31, 2021, under which shares may be acquired up to a maximum price of US$ 16 per ADR and $ 92.16 per common share. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has not acquired any own shares under this program.

During the three-month period ended March 31, 2021, the Company directly and indirectly acquired 1.8 million own ADRs for a value of US$ 24.2 million. After March 31, 2021, the Company directly and indirectly acquired 0.7 million own shares for a value of US$ 9.2 million.

13.1	Earning per share

Basic

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

52

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2021 and 2020, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2021	03.31.2020
Earning for continuing operations attributable to the equity holders of the Company	3,150	360
Weighted average amount of outstanding shares	1,451	1,641
Basic and diluted earnings per share from continued operations	2.17	0.22

Earning for discontinued operations attributable to the equity holders of the Company	2	415
Weighted average amount of outstanding shares	1,451	1,641
Basic and diluted earnings per share from discontinued operations	0.00	0.25

Earning attributable to the equity holders of the Company	3,152	775
Weighted average amount of outstanding shares	1,451	1,641
Basic and diluted earnings per share	2.17	0.47

53

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 ADJUSTMENTS TO RECONCILE NET PROFIT TO CASH FLOWS GENERATED BY OPERATING ACTIVITIES

	Note	03.31.2021	03.31.2020
Income tax	10.6	715	(439)
Accrued interest		3,057	1,820
Depreciations and amortizations	9, 10.1 and 10.2	3,838	3,129
Constitution of allowances, net	10.4 and 10.1	103	88
Provision of provisions and tax payables, net	10.4	1,367	51
Share of profit from joint ventures and associates	5.2.2	(2,226)	(2,069)
Accrual of defined benefit plans	9, 10.1 and 10.2	280	187
Net exchange differences	10.5	(849)	(307)
Result from measurement at present value	10.5	(139)	138
Changes in the fair value of financial instruments	10.5	3,310	2,320
Results from property, plant and equipment sale	10.3 and 10.4	(13)	58
Results for the repurchase of corporate bonds	10.5	-	(939)
Provision of environmental remediation	10.4	1,317	-
Impairment of property, plant and equipment, intangible assets and inventories		-	4,316
Compensation agreements	10.1 and 10.2	100	53
Other		12	39
Total adjustments to reconcile net profit to cash flows generated by operating activities		10,872	8,445

54

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 CHANGES IN OPERATING ASSETS AND LIABILITIES

	03.31.2021	03.31.2020
Increase in trade receivables and other receivables	(353)	(1,289)
Increase in inventories	(1,957)	(146)
Increase in trade payables and other payables	75	1,729
Decrease in salaries and social security payable	(609)	(334)
Decrease in defined benefit plans	(38)	(24)
Increase (Decrease) in tax payables	610	(580)
(Decrease) Increase in provisions	(79)	15
Income tax and minimum notional income tax paid	(69)	(89)
(Payments) Proceeds from derivative financial instruments, net	(210)	327
Total changes in operating assets and liabilities	(2,630)	(391)

14.3 SIGNIFICANT NON-CASH TRANSACTIONS

	03.31.2021	03.31.2020
Acquisition of property, plant and equipment through an increase in trade payables	(1,098)	(1,050)
Borrowing costs capitalized in property, plant and equipment	-	(303)
Increase in interests in associates through a decrease in other loans	(1,645)	-
Decrease in interests in associates through a decrease in other payables	-	(298)

55

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main events taking place in the three-month period ended March 31, 2021 regarding contingent liabilities reported in the consolidated financial statements as of December 31, 2020 are detailed below:

Environmental claims

-	In the case file brought by Fundación SurfRider for alleged signs of environmental affectation in the City of Mar del Plata, the CSJN sustained the jurisdiction of the civil and commercial courts of Mar del Plata and referred the case back to first instance.

The main changes for the three-month period ended March 31, 2021 regarding contingent assets reported in the Consolidated Financial Statements as of December 31, 2020 are detailed below:

Administrative claims

-	In the administrative litigation complaint brought by Central Térmica Loma la Lata S.A. (currently Pampa) against the Federal Government regarding the renewal and recognition of costs associated with natural gas supply agreements and, subsidiarily, requesting the redress of the damages sustained on account of the contractual breach during the January-March 2016 period, the evidentiary stage has been closed. In the complaint for the April 2016 through October 2018 period, the opening of the evidentiary period has been requested.

-	In the proceeding whereby the Company filed a declaratory judgment action against the Province of Neuquén upon the determination of the expiration of the Veta Escondida block’s concession term, the rendering of judgment was requested and the CSJN has set a preliminary hearing.

-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period.

Civil and commercial claims

-	As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the first stages of the international arbitration proceeding brought by Ecuador TLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., against the Republic of Ecuador, have already begun.

-	Ecuador TLC has brought an arbitration claim against Petroecuador before the arbitration and mediation center of the Chamber of Commerce of Quito as a result of certain breaches to the transportation agreement entered into on December 31, 2008.
56

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties:

As of March 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	28	-	-	-
Greenwind	35	-	-	439
OCP	-	-	1,501	-
Refinor	90	-	-	22
TGS	350	2,518	479	-
Transener	-	-	-	8
Other related parties
SACDE	3	-	5	-
Other	-	-	52	-
	506	2,518	2,037	469

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	15	-	-	-
Greenwind	20	-	-	383
OCP	-	-	2,993	-
Refinor	147	-	1	15
SACME	-	-	-	21
TGS	115	2,413	430	-
Transener	-	-	-	1
Other related parties
SACDE	1	-	3	-
Other	-	-	47	-
	298	2,413	3,474	420

57

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties:

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating expenses and income (4)
	2021	2020	2021	2020	2021		2020	2021		2020
Associates and joint ventures
CTB	36	25	-	-	-		-	-		-
Greenwind	15	11	-	-	-		-	-		-
Refinor	166	356	(104)	(65)	-		-	(12)		(5)
TGS	738	393	(709)	(446)	-		-	-		-
Transener	-	-	(12)	(4)	-		-	-		-

Other related parties
Fundación	-	-	-	-	-		-	(18)	-	(18)	-
SACDE	-	-	-	-	-		-	3		(3)	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(7)	-	(8)	-		-
	955	785	(825)	(515)	(7)		(8)	(27)		(26)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2) Imputed cost of sales. Correspond mainly to natural gas transportation services, purchases of refined products and other services.
(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations,

58

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

Operations for the three-month period	Finance income (1)		Finance expenses (2)		Dividends received
	2020	2020	2020	2020	2021	2020
Associates and joint ventures
Citelec	-	-	-	(12)	-	-
Greenwind	-	7	-	-	-	-
OCP	27	19	-	-	-	119
TGS	59	47	-	-	-	-

Other related parties

SACDE	-	1	-	-	-	-
	86	74	-	(12)	-	119
(1) Corresponds mainly to financial leases and accrued interest on loans granted.
(2) Corresponds to accrued interest on loans received.

59

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 03.31.2021	Total 12.31.2020

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.2	92.00	9,222	8,428
Other receivables	US$	28.3	92.00	2,600	3,131
Total non-current assets				11,822	11,559

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	238.8	92.00	21,967	16,928
Financial assets at amortized cost	US$	12.4	92.00	1,144	2,062
Derivative financial instruments	US$	0.1	92.00	8	-
Trade and other receivables	US$	162.2	92.00	14,920	14,966
	EUR	0.1	108.10	7	456
Cash and cash equivalents	US$	52.4	92.00	4,820	5,714
	U$	3.7	2.08	8	9
Total current assets				42,874	40,135
Assets classified as held for sale	US$	17.5	92.00	1,607	1,968
	EUR	0.05	108.10	5	5
	CHF	0.03	97.44	3	3
	JPY	55	0.832	45	45
				1,660	2,021
Total assets				56,356	53,715

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	131.8	92.00	12,128	8,694
Borrowings	US$	1,371.4	92.00	126,169	115,428
Trade and other payables	US$	16.8	92.00	1,541	1,418
Total non-current liabilities				139,838	125,540

CURRENT LIABILITIES
Provisions	US$	15.9	92.00	1,465	1,342
Taxes payables	US$	15.6	92.00	1,434	1,307
Salaries and social security payable	US$	0.1	92.00	8	7
	US$	0.1	92.00	5	40
Borrowings	US$	46.3	92.00	4,259	4,028
Trade and other payables	US$	62.3	92.00	5,731	4,775
	EUR	5.6	108.10	610	635
Total current liabilities				13,512	12,134
Liabilities associated to assets classified as held for sale	US$	119.8	92.00	11,023	10,056
	EUR	0.0	108.10	4	28
	CHF	0.1	97.44	5	-
				11,032	10,084
Total liabilities				164,382	147,758
Net Position Liability				(108,026)	(94,043)

(1) Exchange rate in force at March 31, 2021 according to the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swiss francs (CHF), Uruguayos pesos (U$) and yen (JPY).

60

Free translation from the original prepared in Spanish for publication in Argentina

Notes to the unaudited consolidated condensed interim financial statements (continuation)

For the three-month period ended March 31, 2021, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 18: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiary Edenor, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 19: SUBSEQUENT EVENTS

General Ordinary and Extraordinary Shareholders’ Meeting

On April 29, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved:

-	To approve the allocation of results for the fiscal year ended December 31, 2020, which amounted to a $ 31,447 million loss, and the total retained earnings, which totaled a loss of $ 1,825 million, resolving that: (i) the currency translation difference charged to retained earnings should be allocated as follows: $ 1,500 million to the legal reserve and $ 27,589 million to the voluntary reserve; and (ii) the balance, that is, the amount of $30,914 million, should be allocated to the voluntary reserve to absorb the negative balance of retained earnings.

-	To reduce the capital stock through the cancellation of 56,581,600 shares, which is pending registration with the Public Registry, the capital stock thus decreasing from $ 1,455,501,255 to $1,398,919,655.

61